Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

JANUARY 15, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:          RSP Permian, Inc.

Amendment No. 3 to Registration Statement on Form S-1
Filed January 7, 2014
File No. 333-192268

Ladies and Gentlemen:

This letter is in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on January 15, 2014, with respect to Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1, File No. 333-192268, filed with the Commission on January 7, 2014 (the “Registration Statement”).  All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 3.

RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) acknowledges the Staff’s additional comments regarding whether the shares held by certain entities in which certain of the Company’s officers and directors serve on such entities’ boards of managers should be disclosed as beneficially owned by the individual officer or director in the Principal and Selling Stockholder table on page 134 of Amendment No. 3.

The Company did not include in the Principal and Selling Stockholder table on page 134 of Amendment No. 3 the shares of the Company’s common stock (the “Common Stock”) held by RSP Permian Holdco, L.L.C. (“Holdco”) in the total shares beneficially owned by David Albin as a result of his membership interests in GFW IX, L.L.C., as the Company concluded that he should not be deemed a beneficial owner of the shares of Common Stock held by Holdco.

As additional information to the information disclosed in footnote (2) to the Principal and Selling Stockholder table set forth on pages 134-136 of Amendment No. 3, GFW IX, L.L.C. has delegated the full power and authority to manage the applicable fund limited partnership to NGP Energy Capital Management, L.L.C. (“NGP ECM”) pursuant to a Management Service Agreement (each, a “MSA”) entered into by and among NGP ECM, GFW IX, L.L.C. and each of Natural Gas Partners IX, L.P. (“NGP IX LP”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore” and, together with NGP IX LP, “NGP IX”) at the time of formation of NGP IX LP and NGP IX Offshore, respectively.  Under each MSA, NGP ECM is delegated all authority to:

“furnish . . . the Partnership [(i.e., NGP IX LP and NGP IX Offshore)] with all of the investment management [and] advisory . . . services necessary or advisable in order for the General Partner to perform its obligations to the Partnership pursuant to the Partnership Agreement, including without limitation seeking out and investigating investment opportunities for the Partnership, recommending investment actions for the Partnership, negotiating the terms and conditions of investments by the Partnership, monitoring investments of the Partnership, [and] recommending when Partnership investments should be sold.”

Accordingly, the core functions of NGP IX are performed by NGP ECM.  Each MSA may be terminated if among other things “Supermajority Approval” of the members holding 75% of the membership interests in GFW IX, L.L.C. is obtained.  Mr. Albin owns a 25.1% membership interest in GFW IX, L.L.C.; as a result, he is not able to cause the termination of either MSA and therefore does not have investment or voting control over the shares of Common Stock held by Holdco.  In addition, such “Supermajority Approval” would require at least three of GFW IX, L.L.C.’s members voting together.

As a result of each MSA, the power to vote or sell the shares of Common Stock held by Holdco resides with NGP ECM itself.  Decisions at NGP ECM are effected through the majority vote of an executive committee that consists of five individuals and can only act by majority vote.  None of the members of the executive committee of NGP ECM individually holds such power.  Additionally, Mr. Albin is not a member of the executive committee.

We propose to supplement footnote (2) by adding the following disclosure at the end of the paragraph in the final prospectus to be filed pursuant to Rule 424(b)(4):

“GFW IX, L.L.C. has delegated full power and authority to manage NGP IX to NGP Energy Capital Management, L.L.C. and accordingly, NGP Energy Capital Management, L.L.C. may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.”

With respect to the shares of the Common Stock held by Pecos Energy Partners, L.P. (“Pecos”), the Company also did not include in the Principal and Selling Stockholder table on page 134 of Amendment No. 3 such shares in the total shares beneficially owned by Steven D. Gray, Erik B. Daugbjerg and William Huck, each of whom are officers and/or directors of the Company who also serve on the board of managers of Pecos Operating Company, LLC (“Pecos GP”), the general partner of Pecos, and each of whom also own (directly and indirectly) one-third of the outstanding limited partnership interests of Pecos.  Pecos GP is manager-managed and the power to vote or sell the shares of Common Stock held by Pecos resides with Pecos GP itself.  Pecos GP is governed by a board of managers that consists of three members and can only act by majority vote.  None of the members of the board of managers of Pecos GP individually holds such power, and none of the members of the board of managers otherwise has voting or investment power through their direct or indirect ownership interests in Pecos.

In the final prospectus to be filed pursuant to Rule 424(b)(4), in the Principal and Selling Stockholder table, we propose to add a footnote (6) for Messrs. Gray, Daugbjerg and Huck, which will disclose the following:

“Each of Messrs. Gray, Daugbjerg and Huck own one-third of the outstanding limited partnership interests of Pecos, directly and through their membership interest in Pecos Operating Company, LLC, the general partner of Pecos (“Pecos GP”), and serve as managers of Pecos GP.  Pecos GP is manager-managed and actions require a majority of the three managers to take any actions, including with respect to all investment and dispositive decisions for the shares of the Company’s common stock held by Pecos.  As a result, none of Messrs. Gray, Daugbjerg and Huck individually have voting or dispositive power over these shares.  Pecos GP has voting and dispositive power over such shares.  Pecos will own 105,170 shares of the Company’s common stock upon consummation of this offering and the Transactions.”

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987).  In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company.  Five trustees, who could only act by majority vote, administered each such plan.  No trustee could act individually to vote or sell shares held by the plans.  We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Deskbook, Summer 2013 edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports our view.  As this rule is stated in Romeo & Dye, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

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If you have any questions with respect to the foregoing, please contact Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712 or Douglas McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:                                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.